UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CULP, INC.

(Exact name of registrant as specified in its charter)

North Carolina	1-12597	56-1001967
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

410 W. English Road 5th Floor High Point, North Carolina	27262
(Address of principal executive offices)	(Zip Code)

Justin M. Grow, (336) 889-5161

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025, to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

This Specialized Disclosure Report (the "Report") of Culp, Inc. (the “Company,” "we," "us" or "our") is prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2025, to December 31, 2025 (the "Reporting Period"). The Rule requires disclosure of certain information related to conflict minerals as defined by the Securities and Exchange Commission. These minerals, which we collectively refer to in this Report as “Subject Minerals,” are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. If Subject Minerals are determined to be necessary for the functionality or production of a product manufactured by a reporting company, the reporting company must conduct in good faith a reasonable country of origin inquiry to determine if any Subject Minerals used in the production of its products originated in “Covered Countries,” which for purposes of the Rule are the Democratic Republic of the Congo and any country with which it shares an internationally recognized border.

The information contained in this Report includes the activities and operations of all of the Company's subsidiaries and affiliates that are required to be consolidated. Consistent with the provisions of the Rule, neither this Report nor the below-referenced reasonable country of origin inquiry has been audited by a third party.

References in this Report to an internet website(s) and certain of our internal policies and procedures are provided for reference only. The referenced documents and information available through this website(s) are not incorporated by reference into this Report.

Company Background

Culp, Inc. is one of the largest marketers of mattress fabrics for bedding and upholstery fabrics for residential, commercial, and hospitality furniture and other applications in North America. The Company markets a variety of fabrics to its global customer base of leading bedding and furniture companies, including fabrics produced at Culp’s manufacturing facilities and fabrics sourced through other suppliers. The Company has manufacturing and sourcing capabilities located in the United States, China, Haiti, Turkey, and Vietnam.

On April 24, 2025, the Company announced the strategic transformation of its operating model through the combination of its two stand-alone operating divisions, Culp Upholstery Fabrics and Culp Home Fashions, into a single, integrated business designed to optimize operational agility and collaboration, further streamline costs and processes across its business, and increase responsiveness to customer needs and market trends. Following this strategic transition during the Reporting Period, the Company now has two reporting segments: bedding and upholstery.

Bedding

The bedding segment manufactures, sources, and markets primarily knitted and woven fabrics, as well as sewn covers made from such fabrics, to bedding manufacturers who use these fabrics and covers in the production of various bedding products, including mattresses, foundations, and mattress sets.

Upholstery

The upholstery segment develops, sources, manufactures, and markets a variety of fabric products primarily to residential, commercial, and hospitality furniture manufacturers who use these fabrics in the production of upholstered furniture, including sofas, recliners, chairs, love seats, sectionals, sofa-beds, office seating, and theater seating.

Additionally, through the Company’s wholly-owned subsidiary, Read Window Products, LLC (“Read”), this segment also provides window treatments and sourcing of upholstery fabrics and other products, as well as related measuring and installation services to customers in the hospitality and commercial markets.

Read’s products include roller & solar shades, drapery, roman shades and top treatments, related hardware products, and soft goods such as duvet covers, bed skirts, bolsters, and pillows.

Conflict Minerals Disclosure

The Company supports efforts to end the human suffering associated with the mining of Subject Minerals in the Covered Countries. The Company does not purchase any Subject Minerals directly from mines, smelters, or refiners located in Covered Countries and relies on its direct suppliers (who in turn rely upon their suppliers) to determine whether any of the materials and components included in our products contain any Subject Minerals and, if any Subject Minerals are included in any product, the country of origin of such Subject Mineral(s).

To determine whether any Subject Minerals existed in any of our products and were necessary to their functionality, we performed a combination of due diligence procedures that were intended to be consistent with the globally recognized due diligence framework provided by the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict‑Affected and High‑Risk Areas. Our procedures included sending written certifications to direct suppliers that either (i) were identified as significant (inventory purchases greater than $400,000 during the Reporting Period), (ii) provided products that had a higher risk of containing Subject Minerals regardless of the dollar amount of inventory purchases, or (iii) were selected as needed for our due diligence efforts to encompass at least 90% of the Company's aggregate procurement activities, in each case as determined by the Company’s management. We performed our due diligence procedures on direct suppliers that represented 92.8% of our total procurement activities during the Reporting Period.

In conjunction with determining whether any of our products included any Subject Minerals, we conducted a reasonable country of origin inquiry (“RCOI”), as that term is used in Item 1.01 of Form SD, designed to provide a reasonable basis for us to determine whether any Subject Minerals in our products may have originated from any of the Covered Countries or may have come from other than recycled or scrap sources. We conducted this RCOI by obtaining written certifications regarding the source(s) of any Subject Minerals in the supplier’s goods from direct suppliers that were identified as significant (inventory purchases greater than $400,000 during the Reporting Period) by the Company’s management, and by obtaining written certifications from the direct suppliers that were identified through the due diligence process described above as providing products that had a higher risk of containing Subject Minerals. We sent written certification requests to direct suppliers for this RCOI that represented 92.8% of our total procurement activities for the Reporting Period, and all of these suppliers provided responses to our request for written certifications.

Form SD Conclusion

Based solely on the above-referenced due diligence procedures and RCOI, we have concluded in good faith that: (i) we have manufactured and contracted to manufacture products as to which Subject Minerals are necessary to their functionality and/or production; and (ii) we do not have sufficient reason to believe that all such Subject Minerals contained in our products did not originate in the Covered Countries or were derived from recycled or scrap sources.

The Company remains committed to responsible sourcing practices and will continue to refine its processes to enhance traceability and supply chain transparency, including targeted engagement with suppliers that are unable to certify that the Subject Minerals they source do not originate from the Covered Countries or from recycled or scrap sources, to obtain complete and accurate sourcing information and to encourage the use of smelters and refiners that have been validated as conflict-free. For the Reporting Period, based solely on our due diligence procedures and RCOI, with respect to approximately 99% of the Company’s total procurement activities, we have no reason to believe that Subject Minerals necessary to their functionality and/or production (if any) originated in the Covered Countries or were not derived from recycled or scrap sources.

Consistent with the public statement of the staff of the Securities and Exchange Commission made public on April 7, 2017, the Company has provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, we filed the Specialized Disclosure Form. A copy of this form is publicly available at www.culp.com.

Section 2 – EXHIBITS

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 29, 2026	/s/ Justin M. Grow
Vice President, General Counsel & Corporate Secretary